Jenny B. Neslin
Associate
TEL +1 212 878 3370
FAX +1 212 878 8375
jenny.neslin@cliffordchance.com
September 2, 2010
VIA EDGAR AND BY FEDERAL EXPRESS
Jennifer Gowetski
Philip L. Rothenberg
Mail Stop 3010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404
Re: Carey Watermark Investors Incorporated
Dear Ms. Gowetski and Mr. Rothenberg:
On behalf of our client, Carey Watermark Investors Incorporated, a Maryland corporation (the “Company”), we supplementally submit for filing (1) a revised sales material, titled “Creating Value in the Lodging Industry” (the “Brochure”), intended for potential investors, and (2) revised sales materials intended for financial advisors and potential investors, including a fact sheet now titled “Investment Overview” (the “Fact Sheet,” and together with the other sales materials intended for financial advisors and potential investors, the “FA Materials”), both relating to the Company’s proposed offering pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-149899) (the “Registration Statement”). The Brochure and the FA Materials include changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated August 20, 2010, with respect to the revised Brochure and the FA Materials filed previously on August 11, 2010.
Set forth below are the Company’s responses to the Staff’s August 20, 2010 comments. The responses are set out in the order in which the comments were set out in the Staff’s letter and are numbered accordingly.
We have enclosed with this letter both clean and marked copies of the Brochure and the FA Materials, reflecting all changes made to the previously filed sales material.
Sales Materials
Creating Value in the Lodging Industry

Jennifer Gowetski
Philip L. Rothenberg
Mail Stop 3010
United States Securities and Exchange Commission

5.
We note your revised disclosure on page 2 regarding W.P. Carey and CPA programs having never missed a quarterly payment and no full term investor having ever lost money in any CPA program. Please revise to provide with equal prominence the disclosure of the adverse business developments experienced by W. P. Carey and CPA programs.

The disclosure on page 2 of the marked copy of the Brochure has been removed.

6.
We note your revisions on page 3 that the maximum leverage allowed for by the portfolio is 75%. Please further revise your disclosure, for consistency with the disclosure in the prospectus, to state that your organizational documents permit you to incur maximum leverage of up to 75% of the total costs of your investments, or 300% of your net assets, or a higher amount with the approval of a majority of your independent directors.

The disclosure has been revised as requested on page 3 of the marked copy of the Brochure.

7.
On pages 6-7 you state that you “seek to employ aggressive portfolio and asset-specific management to enhance value and returns.” Please revise to describe what types of aggressive portfolio and asset-specific management you will employ to enhance value and returns.

The disclosure has been revised on pages 6-7 of the marked copy of the Brochure and is intended to refer to the types of aggressive portfolio and asset-specific management the Company seeks to employ as described earlier in the Brochure under the heading “Manage” on page 5 of the marked copy of the Brochure.

Sales Materials for Financial Advisors and for Potential Investors
8.
Please revise all current and future sales materials to remove the term “Investment Considerations” and replace it with the term “Risk Factors.”

The disclosure has been revised as requested on pages 2, 5 and 6 of the marked copy of the FA Materials. The Company supplementally advises the Staff that all future sales materials will not contain the term “Investment Considerations,” as appropriate.

9.	Please revise the Investment Highlights section of the Fact Sheet to disclose the minimum offering size. The requested disclosure has been added on page 1 of the marked copy of the Fact Sheet.
10.
Please revise the Interim Liquidity Alternatives section of the Fact Sheet to disclose that you may amend, suspend or terminate the redemption plan at any time and that you are not required to provide advance notice of any decision to amend, suspend, terminate, change or waive limitations under the redemption plan.

The requested disclosure has been added on page 2 of the marked copy of the Fact Sheet.

Jennifer Gowetski
Philip L. Rothenberg
Mail Stop 3010
United States Securities and Exchange Commission

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-3370.

Sincerely,
/s/ Jenny B. Neslin
Jenny B. Neslin

Enclosures

cc:	Susan Hyde Kristina McMenamin Michael G. Medzigian, Carey Watermark Investors Incorporated Kathleen L. Werner, Clifford Chance US LLP